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TSX-V:    EPZ

www.epzresources.com

NEWS RELEASE

ESPERANZA COMPLETES FURTHER STRATEGIC INVESTMENT

IN

GLOBAL MINERALS LTD.

Vancouver, B.C., November 23, 2010: Esperanza Resources Corp. ("Esperanza") (TSX.V: EPZ) is pleased to announce a further strategic investment of $1.456 million in Global Minerals Ltd. (TSX.V:CTG) pursuant to a private placement by Global which raised $4,001,000 on November 22, 2010. Esperanza, by this investment, maintains its 19.9% ownership interest in Global. This will ultimately grow to a 36.4% interest in Global upon approval by its shareholders of special warrants held by Esperanza.

Bill Pincus, Esperanza’s President, said, “Esperanza is excited to be participating in this emerging company and to have the ability to influence its development.”  Global’s primary asset is the Streborna silver-copper deposit in Slovakia, an advanced stage exploration project. More information on the Streiborna project can be found on Global’s website: www.globalminerals.com.

Esperanza purchased 2,274,200 units (each unit consisting of one common share and one-half of a share purchase warrant, each whole warrant exercisable to purchase a further share for $0.55 until November 22, 2012) for $0.35 per unit to maintain its 19.9% ownership interest in Global and now holds 10,674,200 shares of Global. Esperanza also purchased 1,885,700 special warrants for $0.35 each, which will convert automatically, without payment of additional consideration, into 1,885,700 units upon receipt of approval by Global’s shareholders of Esperanza becoming a ‘control person’ of Global. Upon the conversion of the special warrants, including special warrants acquired by it in October, Esperanza will hold 23,493,233 shares of Global, representing a 36.4% ownership interest in Global, and warrants to purchase a further 1,137,100 shares. Shareholder approval is to be sought at Global’s Annual and Special General Meeting scheduled to be held on Friday, December 3, 2010. If shareholder approval is not obtained, the special warrants will automatically convert into a non-convertible secured debenture in the principal amount of $659,995 bearing interest at 8% per year, with a term of 18 months.

Esperanza’s investment was made under section 2.10 of National Instrument 45-106 Prospectus and Registration Exemptions of the Canadian Securities Administrators. Presently, Esperanza does not have any intention of acquiring any further securities of Global, but may acquire ownership of or control over further securities in the future depending upon market circumstances.

Esperanza has filed an Early Warning Report with the British Columbia and Alberta Securities Commissions in respect of the acquisition. Copies of the Report may be obtained from SEDAR (www.sedar.com) or without charge from us.

About Esperanza

Esperanza is an emerging producer company focused on advancing the development of its two principal properties: the San Luis gold and silver joint venture in Peru and the 100%-owned Cerro Jumil gold project in Morelos State, Mexico. It is also actively investigating 17 other exploration interests in Peru and Mexico.

SAFE HARBOR:  Some statements in this release are forward-looking in nature. The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. Such statements include statements as to the potential of the Cerro Jumil property, the ability to finance further exploration, permit drilling and other exploration work, and the availability of drill rigs.

The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production. Please refer to a discussion of some of these and other risk factors in Esperanza’s Form 20-F filed with the U.S. Securities and Exchange Commission. The forward-looking statements contained in this document constitute managements’ current estimates as of the date of this release with respect to the matters covered herein. Esperanza expects that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways. Forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For these reasons, investors should not place undue reliance on forward-looking statements.

For further information, contact:

Esperanza Resources Corp.
Bill Pincus, President and CEO Toll Free: (866) 890 5509 info@epzresources.com www.epzresources.com

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada

accepts responsibility for the adequacy or accuracy of this release.